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                             UNITED STATES                   -------------------------
                                                                   OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION         -------------------------
                        Washington, D.C. 20549
                                                                   OMB Number:
                              FORM 12b-25
                                                                    3235-0058
                      NOTIFICATION OF LATE FILING
                                                                     Expires:
                                                                  April 30, 2009
                                                             Estimated average burden
(Check One): [ ] Form 10-K [ ] Form 20-F  [ ] Form 11-K        hours per response 2.50
             [X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For Period Ended:   September 30, 2006                       -------------------------
                                                                    SEC File No.
             [_] Transition Report on Form 10-K                     33-46104-FW
             [_] Transition Report on Form 20-F
             [_] Transition Report on Form 11-K                 CUSIP NO. 883906406
             [_] Transition Report on Form 10-Q              -------------------------
             [_] Transition Report on Form N-SAR
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For the Transition Period Ended: _________________________________

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   Read Instruction (on back page) Before Preparing Form. Please Print or Type
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

ThermoEnergy Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

124 West Capitol Avenue, Suite 880
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Address of Principal Executive Office (Street and Number)

Little Rock, Arkansas 72201
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City, state and zip code


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

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]    |  (a)    The reasons described in reasonable detail in Part III of
       |         this form could not be eliminated without unreasonable effort
       |         or expense;
[x]    |  (b)    The subject annual report, semi-annual report, transition
       |         report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form
       |         N-CSR or portion thereof, will be filed on or before the
       |         fifteenth calendar day following the prescribed due date; or
       |         the subject quarterly report or transition report on Form 10-Q,
       |         or portion thereof, will be filed on or before the fifth
       |         calendar day following the prescribed due date; and
[ ]    |  (c)    The accountant's statement or other exhibit required by Rule
       |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our Quarterly Report on Form 10-QSB for the period ended September 30, 2006 could not be filed within the prescribed time period because we were experiencing delays in the collection of certain information required to be included in the Form 10-QSB. These delays could not be eliminated without unreasonable effort or expense. We filed the Form 10-QSB on November 15, 2006, as soon as reasonably practicable following the prescribed due date and within the time period permitted by Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification
                  Andrew T. Melton            501 376-6477
                       (Name)        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [ X ] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [ X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            THERMOENERGY CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 15, 2006                        By: /s/ Andrew T. Melton
      ------------------                           ----------------------------
                                                     Andrew T. Melton
                                                     Executive Vice President
                                                     Chief Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).